Consent of Independent Registered Public Accounting Firm

The Board of Directors
Invictus MD Strategies Corp.

We consent to the use in this Registration Statement on Form 40-F of:

our report, dated May 29, 2018, on the consolidated financial statements of Invictus MD Strategies Corp.(the “Company”), which comprise the consolidated statements of financial position as at January 31, 2018 and 2017, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information;

our report, dated May 31, 2017, on the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at January 31, 2017 and 2016, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information;

our report, dated September 12, 2018, on the financial statements of Poda Technologies Ltd., which comprise the statements of financial position as at January 31, 2018 and 2017, the statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the years ended January 31, 2018, 2017 and 2016, and the related notes comprising a summary of significant accounting policies and other explanatory information; and

our report, dated July 7, 2017 on the financial statements of Acreage Pharms Ltd., which comprise the statement of financial position as at December 31, 2016, the statements of comprehensive loss, changes in shareholders’ deficiency and cash flows for the year then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information;

each of which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission.

Vancouver, British Columbia

January 18, 2019